[ENB Letterhead]

October 25, 2016

VIA EDGAR

Loan Lauren P. Nguyen

Legal Branch Chief, Office of Natural Resources

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Enbridge Inc. Registration Statement on Form F-4 Filed September 23, 2016 File No. 333-213764

Dear Ms. Nguyen:

On behalf of Enbridge Inc. (the “Company” or “Enbridge”), and in response to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to the Company’s registration statement on Form F-4 filed with the Commission on September 23, 2016 (the “Registration Statement”) contained in your letter dated October 17, 2016 (the “Comment Letter”), we submit this letter containing the Company’s responses to the Comment Letter. The responses set forth in this letter are numbered to correspond to the numbered comments in the Comment Letter. For your convenience, we have set out the text of the comments from the Comment Letter in bold text followed by our response.

In connection with this letter, we are filing an amendment to the Registration Statement (“Amendment No. 1”) on the date hereof. Page numbers referenced in the responses refer to page numbers in Amendment No. 1.

The Merger Proposal, page 39

Background of the Merger, page 40

1.	We note the disclosure on page 40 that Enbridge’s senior management had considered a business combination transaction with Spectra Energy Corp. periodically at least in the last 18 months. Please revise this section to clarify whether the board of Enbridge or Spectra Energy considered transaction alternatives with other third parties.

In response to the Staff’s comment, the Company has revised the disclosure on page 40.

2.	At several points in the background section, you indicate that executives of Enbridge Inc. and Spectra Energy Corp. discussed “potential synergies” that could result from a proposed merger. We also note the synergies listed on page 52, which serve as one of the basis for the Spectra Energy board to approve the merger transaction. Please clarify the synergies considered by Enbridge and Spectra Energy, and their impact on discussions regarding the transaction.

In response to the Staff’s comment, the Company has revised the disclosure on pages 43 47 and 50.

3.	We note that on September 4 and 5, 2016, members of Enbridge’s management reviewed the feedback of the credit rating agencies and that on September 5, “Enbridge’s management received and shared favorable feedback from the credit rating agencies regarding their view of Enbridge’s credit rating upon the closing of the proposed transaction.” Please describe this feedback and clarify whether it was a factor the Enbridge board considered in approving the merger transaction.

In connection with its evaluation of the merger, Enbridge considered the potential impact of the merger on its credit ratings. As part of this consideration, the senior management of each of Enbridge and Spectra Energy Corp (“Spectra Energy”) participated in meetings with credit rating agencies, during which they discussed the proposed transaction, pro forma corporate, financial and governance structures and strengths of the combined company. Following these meetings, Enbridge management received favorable feedback from the credit rating agencies indicating that the announcement of an all-stock merger with Spectra Energy would not have a negative impact on Enbridge’s credit ratings. In evaluating the merger, the Enbridge board of directors considered the feedback from the credit rating agencies as a positive factor in support of approving the merger.

In response to the Staff’s comment, the Company has revised the disclosure on pages 47 and 50.

Board of Directors and Management of Enbridge after the Merger, page 48

4.	Please provide the disclosure required under Item 18(a)(7) of Form F-4 for each individual who is to serve as a director or executive officer of the combined entity.

The Company acknowledges the Staff’s comment and respectfully submits that Item 18(a)(7) of Form F-4 provides that a registrant or acquired company that meets the requirements for use of Form F-3 may incorporate the requested information by reference. Enbridge meets the requirements for the use of Form F-3 and Spectra Energy meets the requirements for the use of equivalent Form S-3.

At the date of this letter, Enbridge and Spectra Energy have agreed that Mr. Al Monaco will serve as President and Chief Executive Officer of the combined company and Mr. Gregory L. Ebel will serve as non-executive Chairman of the board of directors of the combined company. The information required by Item 18(a)(7) of Form F-4 in relation to

Mr. Monaco and Mr. Ebel has been incorporated by reference into the Registration Statement. In response to the Staff’s comment, the Company has removed the reference to “biographical information” in its disclosure on page 49 to clarify that not only biographical information is incorporated by reference, but also other information for Mr. Monaco and Mr. Ebel (such as information relating to executive compensation for the most recent fiscal year and share ownership) is incorporated by reference. The remaining members of the board of directors of Enbridge following completion of the merger have not yet been determined.

At the date of this letter, Enbridge and Spectra Energy have agreed that Mr. Guy Jarvis, Mr. Bill Yardley and Mr. John Whelen will serve as executive officers of the combined company. In response to the Staff’s comment, the Company has revised its disclosure on page [49] to clarify that information required by Item 18(a)(7) of Form F-4 in relation to Mr. Jarvis and Mr. Whelen is incorporated by reference. In response to the Staff’s comment, the Company has revised its disclosure on page 49 to include the information required by 18(a)(7) of Form F-4 for Mr. Yardley. Mr. Yardley was not a named executive officer of Spectra Energy for the most recent fiscal year and therefore the Company respectfully submits that the information required by Item 18(a)(7)(ii) of Form F-4 is not required for Mr. Yardley. The remaining members of the executive management team of the combined company following completion of the merger have not yet been determined.

The Company respectfully advises the Staff that no disclosure is included in response to Item 18(a)(7)(iii) because there were no transactions requiring such disclosure.

Enbridge’s Reasons for the Merger, page 49

5.	You indicate that among the factors considered by the Enbridge board in making its determination to support the merger was the belief that the economic value of the consideration was “appropriate and reasonable, and consistent with market precedents.” However, you do not discuss any precedent market transactions. Please clarify this statement and advise whether the Enbridge board considered comparable transaction precedents in its determination to approve the merger transaction.

In response to the Staff’s comment, the Company has revised its disclosure on page 50.

Opinion of Spectra Energy’s Financial Advisors, page 55

Opinion of BMOCM, page 59

Selected Public Companies Analyses, page 59

6.	Please revise to provide additional details to describe the criteria BMOCM used to select the companies used in the Selected Public Companies Analyses described on pages 59 and 60. Please also revise to show the enterprise values for each comparable company. Additionally, please make corresponding revisions to the Selected Public Companies Analyses prepared by Citi on page 69.

In response to the Staff’s comment, the Company has revised the disclosure on pages 61, 70 and 76.

Opinion of Citigroup Global Markets, page 65

Financial Analyses, page 68

Selected Public Companies Analyses, page 69

7.	Based on the supplemental information provided to us, we note certain apparent inconsistencies in the presentation of Enbridge selected midstream companies’ comparable data, including, among other items, the estimated dividend yields for calendar years 2016, 2017, and 2018. Please explain the reasons for such apparent discrepancies.

The Company assumes that the Staff’s comment refers to the low, high and median multiples for calendar years 2016, 2017 and 2018 observed by Citi for the Enbridge selected midstream companies. The Company does not believe that the disclosure contains inconsistencies with the supplemental information provided to the Staff. However, in response to the Staff’s comment, the Company has clarified the disclosure on pages 71, 73 and 75.

8.	We note that Citi also reviewed selected precedent midstream transactions. Please tell us why the summary for this analysis was not included in the registration statement.

The Company supplementally advises the Staff that the data shown in the supplemental materials provided to the Staff with respect to selected precedent midstream transactions was not included in the Registration Statement given that such data was not utilized to derive an implied per share equity value reference range for the Company and, accordingly, such data did not form a basis for Citi’s opinion but rather was shown for informational purposes as noted in such materials.

Unaudited Pro Forma Condensed Consolidated Financial Statements, page 139

Notes to the Pro Forma Condensed Consolidated Financial Statements, page 143

Note 3. Pro Forma Assumptions and Adjustments, page 144

9.	Please provide a qualitative description of the factors that make up the goodwill to be recognized in the merger. Refer to FASB ASC 805-30-50-1a.

In response to the Staff’s comment, the Company has revised the disclosure on page 147.

10.	Disclosure on page 146 indicates that approximately 85% of Spectra Energy’s assets are in rate-regulated entities and that no fair value adjustments to property, plant and equipment and intangible assets have been recognized. Please expand your disclosure to describe the nature of these rate-regulated entities and their respective assets.

In response to the Staff’s comment, the Company has expanded its disclosure on page 148.

11.	In connection with the above comment, please tell us more about how you concluded the carrying value of Spectra Energy’s property, plant and equipment and intangible assets are representative of their fair value in accordance with the principles of FASB ASC 820. In your response, describe how you considered a market participant’s view of fair value of the assets in the rate-regulated entities and cite the authoritative accounting guidance you relied upon in your analysis. Also, please address how you measured the remaining 15% of Spectra Energy’s assets that are not part of the rate-regulated entities.

The Company has applied the valuation methodologies described in ASC 820, Fair Value, to the regulated assets, using a market participant perspective. ASC 820-10-35-10B describes factors that should be considered in measuring the fair value of a nonfinancial asset, indicating that the highest and best use of the asset should be based on potential uses that are “physically possible,” “legally permissible,” and “financially feasible.” The Company considered the use of Spectra Energy’s assets outside of regulation to be neither “legally permissible” nor “financially feasible” because of the public’s interest in the use and disposition and the resultant impact of regulation on such assets. Given the regulated nature of and fixed return associated with the regulated assets, it is the Company’s view that the carrying value is reflective of the amount a market participant would be willing to pay for the assets in an arm’s length transaction. The Company’s rationale for this practice is based on the notion that rates approved by regulators allow for the recovery of approved costs, including a regulated return, and that any excess of the purchase price over the book value of the net assets acquired will not be included in the rate base in future rate proceedings. The determination of revenues and earnings for Spectra Energy’s regulated entities is based on regulated rates of return that are applied to historic values. The Company also considered that a disposition of the regulated assets by sale would be subject to the jurisdiction of U.S. and Canadian ratemaking regulatory commissions and such commissions would require a gain (if any) to be returned to ratepayers. This further supports that the Company is only entitled to the carrying value. Thus, the fair value of Spectra Energy’s tangible and intangible assets and liabilities subject to rate-making is approximately their regulatory value.

The valuation methodology applied to Spectra Energy’s regulated assets is consistent with that used by other regulated entities, such as gas and transmission entities that are subject to ASC 980, Regulated Operations, and the Company believes that ASC 805, Business Combinations, and ASC 820, Fair Value, should be applied consistently to all rate regulated entities that are required to apply ASC 980.

In preparing the unaudited pro forma condensed consolidated financial statements for the Registration Statement, the Company estimated the fair value of the remaining 15% of Spectra Energy’s assets as approximately their carrying value. The Company’s best estimate of fair value considered an income approach, an asset approach and a market approach in addition to comparing a recent acquisition for Spectra Energy’s non-

regulated business where the Company believes that the purchase price paid for the assets best reflects current economics of owning and operating the assets under current and reasonably foreseeable market conditions.

The Company has engaged a third-party appraiser to provide an estimate of the fair market value of Spectra Energy’s net assets; however, due to the fact that the merger has not yet closed, the Company has not completed the final valuation. The Company believes based on the information available to date, the estimated purchase price allocation represents Enbridge management’s best estimate of the fair market value of Spectra Energy’s net assets. The final purchase price allocation will be updated upon the completion of the valuation work.

12.	We note that pro forma adjustment 3b includes a regulatory offset of $803 million recorded in deferred amounts and other assets for the portion of the fair value adjustment to long-term debt related to rate-regulated entities. Please tell us and expand your disclosure to describe the factors that support regulatory offset.

The Company respectfully advises the Staff that the regulatory offset relates to long-term debt that is held within Spectra Energy’s regulated operations and would form part of the regulated ratemaking process. The Company views the regulatory offset upon consummation of the acquisition as a proxy for the regulatory asset that would be recorded in the event such debt was extinguished at an amount higher than the carrying value. The Company considered the authorized rate structure for the rate treatment of debt and interest costs by the Federal Energy Regulatory Commission, the Ontario Energy Board and the National Energy Board which are based on the actual cost of the regulated entities borrowings in computing the overall rate of return to support that the premium paid upon extinguishment is probable of recovery and therefore giving rise to the regulatory offset.

In response to the Staff’s comment, the Company has expanded its disclosure on page 148.

We hope that the foregoing, and the revisions to the Registration Statement, have been responsive to the Staff’s comments. Please direct any comments or questions regarding this letter to Joseph Frumkin at (212) 558 4101 or by email at frumkinj@sullcrom.com or George Sampas at (212) 558 4945 or by email at sampasg@sullcrom.com.

Sincerely,

/s/ Tyler Robinson

Tyler Robinson

Vice President & Corporate Secretary

Enbridge Inc.

cc:	Wei Lu, Staff Accountant Jason Langford, Staff Attorney (Securities and Exchange Commission)

Joseph Frumkin

George Sampas

(Sullivan & Cromwell)

Daniel A. Neff

David A. Katz

Gregory E. Ostling

(Wachtell, Lipton, Rosen & Katz)